United States securities and exchange commission logo





                              January 11, 2024

       Eyal Peso
       Chief Executive Officer
       Gauzy Ltd.
       14 Hathiya Street
       Tel Aviv 6816914, Israel

                                                        Re: Gauzy Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
19, 2023
                                                            CIK No. 0001781446

       Dear Eyal Peso:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft registration statement on Form F-1 Amendment No 1

       Presentation of Financial Information, page ii

   1. You disclose that the "financial statements of Vision Lite SAS, or Vision Lite, are filed in this prospectus for the
purposes of complying with Section 3-05 of Regulation S-X." We did not find separate
audited financial statements of Vision Lite in this amendment.
                                                        Please advise or revise
to resolve this inconsistency.
       Prospectus Summary
       Competitive Strengths, page 11

   2. We note your disclosure that you "plan to expand production to an additional five leading
                                                        OEMs in 2024..." Please
revise your disclosure to provide more information and state whether any agreements
have been entered into.
 Eyal Peso
Gauzy Ltd.
January 11, 2024
Page 2
Use of Proceeds, page 69

3. We note your response to prior comment 7. We also note the added disclosure on page 19 that "[t]he First Earn Out Payment will become accelerated and immediately due and payable within 15 days following the occurrence of the listing of our securities on a U.S.
         securities exchange, which will occur following the consummation of this offering." Tell us if the payment will be paid out of your offering proceeds and, if applicable, provide disclosure in the use of proceeds section.
Compensation, page 131

4. Please update your compensation information for the fiscal year ended December 31,
         2023.
Index to Financial Statements, page F-1

5. We remind you, to the extent you file publicly prior to March 31, 2024, please provide audited financial statements that are no more than twelve months old pursuant to Item
         8.A.4 of Form 20-F. Alternatively, to the extent you meet the 15-month criteria outlined in
         Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement. Refer to Question 101.04 of the Division of
Corporation Finance   s
         Compliance & Disclosure Interpretations on Securities Act Forms. Please contact Charles Eastman at 202-551-3794 or Ernest Greene at
202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameEyal Peso                                   Sincerely,
Comapany NameGauzy Ltd.
                                                              Division of
Corporation Finance
January 11, 2024 Page 2                                       Office of
Manufacturing
FirstName LastName